LML PAYMENT SYSTEMS INC.

AMENDMENT TO BY-LAWS NO. 1

(Amended as at June 25, 2001)

By-Laws No. 1 of LML Payment Systems Inc. (formerly Leisureways Marketing Ltd.) (the "Corporation") is hereby amended to provide that the quorum required to transact business at any meeting of the shareholders be no less than 33 1/3 percent (33 1/3%) of the outstanding shares of the Corporation's common stock, in accordance with Rule 4310 of The Nasdaq Stock Market Rules.

Accordingly, Section 10.10 of By-Laws No. 1 is amended to read as follows:

10.10 Quorum

A quorum for the transaction of business at any meeting of the shareholders shall be at least one shareholder present in person or represented by proxy and holding at least 33 1/3 percent of the outstanding shares of the Corporation's common voting shares entitled to vote at any meeting of the shareholders. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of the shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business until a quorum is present.